December 11, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Greenbacker Renewable Energy Company LLC Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 Filed on December 11, 2012 File No. 333-178786

Dear Ms. Ransom, Ms. Brown and Mr. Chase:

On behalf of our client, Greenbacker Renewable Energy Company LLC, a Delaware limited liability company (the “Company”), the parent company of Greenbacker Renewable Energy Corporation, a Maryland corporation (“GREC”), we submit for filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-178786) (the “Registration Statement”). Pre-Effective Amendment No. 1 to the Registration Statement contains changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated January 27, 2012 (the “January 27 Letter”), with respect to the Registration Statement, as well as changes arising from the passage of time since December 2011. The Company advises the Staff that the capitalization of both the Company and GREC remains nominal as of the date of the filing of Pre-Effective Amendment No. 1 and neither the Company nor GREC has yet to commence operations.

As a preliminary matter, please note that the Company has determined to change its structure by making the Company, as the registrant, a traditional flow-through entity, and to conduct a significant portion of its operations through GREC. In order to effectuate this transaction, the Company was formed on December 4, 2012 as a Delaware limited liability company, and exchanged its units of limited liability company interest for the outstanding shares of common stock in GREC, which has become the Company’s wholly-owned subsidiary. The disclosure in Pre-Effective Amendment No. 1 has been revised to reflect the new limited liability company structure.

Set forth below are the Company’s responses to the Staff’s comments contained in the January 27 Letter. The responses are set out in the order in which the comments were set out in the January 27 Letter and are numbered accordingly.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 1 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 1 to the Registration Statement. All page references in the responses below are to the pages of the marked copy of Pre-Effective Amendment No. 1 to the Registration Statement.

General

1.	We note that your filing includes several blank spaces. Please ensure that this information is completed in your next amendment. To the extent you cannot include any of this information with your next amendment, please provide us with a detailed explanation of when you expect to provide this information and the reason for the delay.

In response to the Staff’s comment, the Company has provided information for the blank spaces appearing on pages the cover page of the prospectus and pages 2, 44, 47, 48, 54, 111, 112, 114 and 144. The Company supplementally advises the Staff that it will provide information in subsequent pre-effective amendments to address the remaining blank spaces.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to the Staff’s comment, the Company supplementally advises the Staff that it currently does not expect to use any graphics, maps, photographs, and related captions or other artwork including logos in the prospectus. To the extent that this expectation changes, the Company will provide to the Staff a copy of such graphic, map, photograph, and related caption or other artwork including logos, as the case may be.

3.	Please provide us with any and all supplemental sales material that you may use in connection with your offering, including material that will be used only by broker-dealers. Such material should not be used prior to our review. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus.

In response to the Staff’s comment, the Company supplementally advises the Staff that supplemental sales materials have not yet been prepared. The Company will provide the Staff with any such supplemental sales materials prior to their use in connection with the Company’s offering.

4.	You should avoid repeating disclosure in different sections of your filing that increases the size of the document but does not enhance the quality of information. For example:

•	Your disclosure under the subheading “Our Competitive Strengths” beginning on page 3 appears to be nearly identical to your disclosure under “Competitive Strengths” beginning on page 66.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

•	Your disclosure under “Valuation of Investments” on page 57 appears identical to your disclosure under “Valuation Process” on page 78.

•	Disclosure in your Q&A repeats information that appears in the summary.

Please revise these sections, and review your entire prospectus for repetitive disclosure and revise accordingly. Please note that we will not object to the use of cross-references to guide potential investors to the relevant disclosure. See Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933 and Instruction to paragraph 503(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 3, 7, 43 and 84 under the captions “Prospectus Summary—Our Competitive Strengths,” “Prospectus Summary—The Offering,” “Questions and Answers About This Offering” and “Business—Our Investment Process,” respectively, as well as in other sections where repetitive disclosure appears.

5.	Please note that while Industry Guide 5 by its terms applies only to real estate limited partnerships, the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for blind pool offerings. In this regard, please revise to disclose prior performance information similar to that required under Item 8 and Appendix II of Guide 5.

In response to the Staff’s comment, the Company supplementally advises the Staff that Item 8 of Industry Guide 5 calls for a performance narrative and tables that illustrate the prior performance of programs (emphasis added) sponsored by the General Partner and its affiliates. Although not defined in Industry Guide 5, in the Releases that accompanied the adoption of, and revisions to, Industry Guide 5 (which was originally adopted as Industry Guide 60), the Commission indicated that the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161, for example, the Commission explained that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

The Company does not believe that GCM, its external advisor, Greenbacker Group LLC, the parent company of GCM, or any member of the Company’s senior management team has sponsored a “program” within the meaning of Guide 5. GCM is an entity that was formed to serve as external advisor to the Company and has not conducted any activities other than advising the Company with respect to this offering. Greenbacker Group LLC is the parent company of GCM and likewise has not provided services to any company other than the Advisor and the Company in connection with this offering. With respect to the members of the Company’s senior management team, the Company believes that, in the context of a blind-pool offering, prior performance information should be included only when the performance information can be appropriately tied and credited to the senior management team involved in the offering. As indicated in the Registration Statement, members of the Company’s senior management team have significant experience working individually at institutions in a variety of industries where, in each case, they were part of a larger team and could not unilaterally control all of the operations

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

of those companies. For example, as indicated in the Registration Statement, Mr. Charles Wheeler, the Company’s Chief Executive Officer and President, has held several senior positions with Macquarie Group, including Head of Financial Products for North America and Head of Renewables for North America. In such positions, Mr. Wheeler served as only part of the senior management team of Macquarie Group and, unlike a Chief Executive Officer of a company, he did not possess the ultimate decision making authority for these groups. As such, the disclosure of prior performance information of any of the institutions at which the members of the Company’s management team previously worked in their individual capacities would not be indicative of the performance of this Company’s senior management team, either individually or as a collectively as a management team, and should not required to be provided based on the sound policy reasons behind the adoption of Guide 5.

Accordingly, the Company has revised the Registration Statement on pages 6 and 73 to disclose that neither GCM, Greenbacker Group LLC nor the Company’s senior management team have sponsored any other programs, either public or non-public. The Company has also revised the risk factor entitled “Our success will be dependent on the performance of our advisor; however, our advisor has no operating history and no experience managing a public company or maintaining our exemption from registration under the Investment Company Act, which may hinder its ability to achieve our investment objective or result in loss of maintenance of our Investment Company Act exemption” on page 24 to similarly indicate that none of the above have sponsored any other program.

6.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as an initial matter, the Company intends to conduct its operations directly and through wholly or majority-owned subsidiaries, so that the Company and most, if not all, of its subsidiaries do not fall within the definition of an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). Unless otherwise indicated, all section references in this response refer to the Investment Company Act. Under Section 3(a)(1)(A), a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C), a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). For purposes of the 40% test, interests in majority-owned subsidiaries not relying on the exemption contained in Sections 3(c)(1) or 3(c)(7) are excluded from the definition of “investment security.”

The company intends to conduct its operations so that it and most, if not all, of its wholly and majority-owned subsidiaries will comply with the 40% test. The company will monitor its holdings on an ongoing basis and in connection with each of its acquisitions to determine compliance with this test. The company expects that most, if not all, of its wholly and majority-

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

owned subsidiaries will not investment companies and will not be relying on exemptions under Section 3(c)(1) or 3(c)(7). Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of the Company’s assets) generally will not constitute “investment securities.” Accordingly, the Company believes that it and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C).

Additionally, since the Company will be primarily engaged in the business of acquiring, managing and financing renewable energy projects, it believes that it and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(A). Some of the Company’s wholly or majority-owned subsidiaries may also rely on the exemption provided by Section 3(c)(5)(B), which exempts from registration as an investment company any person who is primarily engaged in the business of making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. The SEC Staff has issued no-action letters interpreting Section 3(c)(5)(B) pursuant to which the staff has taken the position that this exemption is available to a company with at least 55% of its assets consisting of eligible loans of the type described in the exemption. Within this framework, the SEC staff has taken the position that loans and receivables for the sale of a broad array of merchandise, insurance and services are within the scope of Section 3(c)(5)(B), including loans to finance the purchase of electric generating transmission, and distribution facilities, equipment and machinery1, loans to finance public works projects2 and student loans to finance the purchase of education services.3 Notably, the SEC staff has refused to grant no-action relief when a company’s loans have not related to the sale of specific merchandise, insurance or services. For example, the SEC staff has refused to grant no-action relief to entities holding general commercial loans.4 In recognition of the fact that eligible loans under 3(c)(5)(B) must be loans used for purchasing specific goods or services, the Company’s wholly or majority-owned subsidiaries that intend to rely on Section 3(c)(5)(B), intend to invest at least 55% of their assets in loans that finance renewable energy projects and will be used by the owners of such projects to acquire specific equipment and to engage contractors specifically for the purpose and service of installing equipment for such projects. Accordingly, the Company believes that at least 55% of the loans held by the wholly or majority-owned subsidiaries relying on Section 3(c)(5)(B) will be eligible loans for the purposes of determining whether the subsidiary is engaged primarily in one of the businesses enumerated in Section 3(c)(5)(B).

Prospectus Cover Page

7.	Please revise the second paragraph on your cover page to disclose that your offering price is subject to a volume discount and provide a cross-reference to your volume discount disclosure. See Item 501(b)(3) of Regulation S-K.

[1]	See, e.g., Colorado-Ute Fin. Serv. Corp., SEC No-Action Letter (May 5, 1986).
[2]	See, e.g., Municipality Fin. Ltd., SEC No-Action Letter (Apr. 28, 1994); Banco Nacional de Obras y Servicios Publicos, S.A., SEC No-Action Letter (Nov. 24, 1977).
[3]	See, e.g., New England Educ. Loan Mktg. Corp., SEC No-Action Letter (May 22, 1998).
[4]	See, e.g., MESBIC, Inc., SEC No-Action Letter (Jun. 21, 1979); World Evangelical Dev. Ltd., SEC No-Action Letter (Apr. 5, 1979).

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

In response to the Staff’s comment, the requested disclosure has been added as footnote 2 to the table on the cover page of the prospectus.

Prospectus Summary, page 2

8.	We note your statement in the first sentence on page 2 that the “summary highlights some of the information in the prospectus” (emphasis added). Please revise to remove any indication that the summary does not address the key aspects of the filing. For guidance, see Instruction to paragraph 503(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 2 under the caption “Prospectus Summary.”

Greenbacker Renewable Energy Corporation, page 2

9.	Please revise to clarify whether you expect to engage directly in any energy-related projects or businesses in addition to investing in energy-related businesses and projects. For example, we note the following disclosures: On page 61, you disclose that your primary sources of cash will include cash flows from electricity sales. On page 63, you disclose you expect to encounter credit risk related to counterparties to electricity sales agreements for your projects as well as the businesses in which you invest. If you expect to engage directly in energy-related projects or businesses, please tell us if and how this impacts the presentation of your financial statements using the specialized accounting principles applicable to investment companies.

In response to the Staff’s comment, the Company supplementally advises the Staff that its primary investment strategy is to acquire controlling equity stakes in its target assets and to merely oversee and supervise their power generation and distribution processes. The Company does not expect to engage directly in energy related projects or businesses. The Company has revised the disclosure on pages 68 and 70 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk,” respectively, and throughout the prospectus, as appropriate, to clarify that the sources of cash will not be from the sale of electricity directly, but instead, will generally be from the dividends received on its equity interests in an energy-related project or business, or the interest received on a loan provided by the Company to, an energy-related project or business.

Our Competitive Strengths, page 3

10.	In general, you should avoid the use of technical business terminology in your prospectus summary. In this regard, we note that your discussion in the second bullet point on page 3 uses the terms “must-take contracts” and “off-takers.” Please revise. See Rule 421 of Regulation C under the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 60 and B-2 under the captions “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Appendix B: Glossary of Certain Industry Terms,” respectively.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

11.	Considering you have nominal assets to date, please revise the second sentence on page 4 to remove the presumption that you will be a well capitalized public company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 75 under the captions “Prospectus Summary—Our Competitive Strengths” and “Business—Competitive Strengths,” respectively, to clarify that it believes it will be a well capitalized public company upon completion of the offering.

12.	Please add disclosure with equal prominence and placement that balances your discussion of competitive strengths with a discussion of the competitive weaknesses and risks that could negatively impact these strengths. Alternatively, please include a clearly marked cross-reference to where such information can be found. By way of example only, with respect to your competitive strength disclosing the alignment of the interests of the company and GCM, please disclose or cross-reference to disclosure regarding the conflicts of interests that exist and to your disclosure regarding the risks that these conflicts pose to the company and investors.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 4 under the caption “Prospectus Summary—Our Competitive Strengths.”

13.	Please also apply the above comments under this subheading to your disclosure beginning on page 66 under the subheading “Competitive Strengths.”

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 76 under the caption “ Business—Competitive Strengths.”

Our Business Objective and Policies, page 4

14.	Please revise to disclose that your board may change your operating policies, investment criteria and strategies without prior notice and without stockholder approval. Alternatively, please include a clearly marked cross-reference to where such information can be found.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 4 under the caption “Prospectus Summary—Our Business Objective and Policies.”

15.	Please tell us the basis of your statements beginning in the last paragraph on page 4 regarding solar energy. If any of these statements are based on your belief, please revise the statement to reflect as much and tell us the basis for your belief. If any of these statements are based on third party materials, please supplementally provide us with a copy of those materials clearly marked and tabbed to identify the support for the particular statement.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 4, 59 and 72 under the captions “Prospectus Summary—Our Business Objective and Policies,” “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Business—Overview,” respectively. In addition, the Company supplementally advises the Staff that it will provide copies of third party materials supporting the statements on pages 4, 59 and 72 to the Staff supplementally.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

16.	We note your disclosure in the first full paragraph on page 5 that your primary investment strategy is to acquire “controlling” equity stakes in your target assets and to oversee and supervise their power generation and distribution processes. Please revise your disclosure here and elsewhere throughout the document to clarify what you mean by “controlling” equity stakes. For example, the usual condition for a controlling interest by a commercial company is ownership of a majority voting interest, and therefore, as a general rule, ownership of more than 50 percent of the outstanding voting shares of another entity. However we note your disclosure on page 56 that you will classify as “control investments” investments in companies in which you own 25% or more of the voting securities of such company or have greater than 50% representation on such company’s board of directors. Please also provide disclosure in an appropriate place in the prospectus which explains, if true, that due to the preparation of your financial statements using the specialized accounting principles applicable to investment companies, you will not consolidate companies in which you have a controlling equity stake, nor will you apply the equity method of accounting to companies where your ownership stake provides significant influence over the conduct of the investee company.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 5, 59, 63 and 81 under the captions “Prospectus Summary—Our Business Objective and Policies,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies And Use of Estimates—Investment Classification” and “Business—Investment Strategy,” respectively.

About Greenbacker Capital Management, page 6

17.	In the third sentence, you disclose that five GCM executives have a combined 39 years of experience in the energy, infrastructure and project finance sectors. Please do not combine this experience and instead revise to provide the individual experience of each executive or remove this statement. Please also revise the first paragraph on page 65 consistent with this comment.

In response to the Staff’s comment, the Company has revised the disclosure beginning on pages 5 and 73 under the captions “Prospectus Summary—About Greenbacker Capital Management” and “Business—Our Advisor,” respectively, to include the individual experience of each executive, as well as the combined number of years of experience of executives of the Company’s advisor, Greenbacker Capital Management LLC (“GCM”).

The Offering, page 7

18.

The first full paragraph on page 7 indicates that you will not sell any shares until you have raised gross offering proceeds of $2.0 million and that you refer to this threshold as the minimum offering requirement. Elsewhere in your filing, such as the third full paragraph on page 7, your disclosure indicates that the minimum offering requirement is the sale of 200,000 shares of common stock. Due to the potential application of volume discounts, as

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

described on page 48, which result in gross proceeds to you of less than $10 per share, it does not appear that you are consistently applying the term “minimum offering requirement.” Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 7 and elsewhere in the prospectus, as applicable.

19.	Please revise the second full paragraph on page 7 to state the interest rate applicable to the funds held in escrow, and make conforming changes throughout your filing.

In response to the Staff’s comment, the Company supplementally advises the Staff that it currently does not know what interest rate will be applicable to the funds held in escrow. The Company will require the escrow agent to hold the funds in an interest-bearing account pursuant to a written escrow agreement; however, the escrow agreement will not require the escrow agent to provide for a set interest rate. The escrow agent will be expected to maintain the funds in an escrow account that will earn interest at the then applicable rate for an account with the appropriate liquidity and security requirements, which may be adjusted from time to time by the escrow agent. Therefore, as the applicable interest rate will be unknown, the Company respectfully believes that it is not appropriate to disclose an applicable interest rate in the prospectus.

Risk Factors, page 7

20.	Please revise the first paragraph of this section to state that this is a summary of your risks and provide a page reference for your complete risk factor section.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 8 under the caption “Prospectus Summary—Risk Factors.”

Risks Related to Debt Financing, page 9

21.	Please revise the first summary risk factor to include GCM’s conflicts of interest with respect to the use of leverage and disclose, if true, that the base management fees payable to GCM will increase the more it uses leverage in connection with investments. Please also revise the last sentence of the first full paragraph in the first full risk factor on page 32 to clarify, if true, that the fees will in fact increase. Your current disclosure that you and your stockholders will bear the burden of any increase in your expenses, including any increase in the management or incentive fees payable to GCM, as a result of your use of leverage suggests that these fees may not increase.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 10 and 34 under the captions “Prospectus Summary—Risk Factors” and “Risk Factors—Risks Related to Debt Financing,” respectively.

How to Subscribe, page 10

22.	We note your disclosure on pages 44 and 60 that “promptly following any ... adjustment to the offering price per share, [you] will file a prospectus supplement ... disclosing the

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

adjusted offering price, and [you] will also post the updated information on [your] website at www.greenbackerrenewableenergy.com” as well as your disclosure in the first risk factor on page 32 that the purchase price will be determined at each closing date, and we have the following comments.

•	Please explain how potential changes in your offering price at each closing date comply with Item 501(b)(3) of Regulation S-K.

The Company respectfully submits that the potential changes in the offering price of the Company’s shares complies with the requirements of Item 501(b)(3) of Regulation S-K. The Company has disclosed on the cover page of the prospectus that the initial offering price is $10.00 per share and $500,000,000 for the total amount of the maximum offering. However, as disclosed in the prospectus on page 1 under the caption “About This Prospectus,” the offering price of the Company’s shares may change if the Company’s net asset value per share (1) declines more than 5% below the Company’s current net offering price or (2) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. In the event that (1) or (2) occurs, the Company will file with the Securities and Exchange Commission a prospectus supplement or an amendment to the Registration Statement, disclosing the new price on both a per share basis and for the total minimum and maximum amount of the offering, as required by Item 501(b)(3). In addition, the Company will update the dealer manager’s fees and commissions and the net proceeds the Company receives in the offering in accordance with the requirements of Item 501(b)(3).

•

Where there is a change in the offering price between the date of the last prospectus supplement and the date of sale, please disclose how you will convey the current offering price to investors. See Securities Act Rule 159.

The Company respectfully submits that, as disclosed in the prospectus, promptly following any adjustment to the offering price per share, the Company will file a prospectus supplement with the Securities and Exchange Commission disclosing the adjusted net offering price, and will also post the updated information on its website.

•

We note the first full risk factor on page 19 that your board has the authority to modify or waive, among other things, your current investment criteria and strategies without prior notice and without stockholder approval. Please confirm how you will convey to investors any such changes to the extent material between the date of the last prospectus supplement and the date of sale.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 21. In addition, the Company supplementally advises the Staff that promptly after the Company’s board of directors modifies or waives the Company’s current investment criteria and strategies, the Company will file a prospectus supplement and a press release and filing it with the SEC as part of a Current Report on Form 8-K disclosing such information, to the extent material.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

•	Please disclose whether a potential investor can withdraw its subscription agreement between the time of submission and the time of acceptance.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 44 and 56 to clarify that potential investors will not be allowed to withdraw their subscription agreements between the time of submission and the time of acceptance.

•	Please revise your disclosure throughout your filing consistent with this comment.

In response to the Staff’s comment, the Company has revised its disclosure throughout the prospectus consistent with the Staff’s comment.

23.	Please clarify whether purchases above $2,000 must be made in $500 increments, as disclosed under this heading, elsewhere in your prospectus and in the investor instructions to the subscription agreement, or in increments that are “at least $500” as disclosed on page 41 and in your suitability standards disclosure on page 119.

The Company confirms that the minimum initial purchase will be $2,000, and each additional investment must be for a minimum of $500 (other than investments pursuant to the Company’s distribution reinvestment plan). There are no limitations on amounts above these minimum thresholds. In response to the Staff’s comment, the disclosure on page 44 under the section captioned “Questions and Answers About This Offering—Q: How do I subscribe for shares?” and elsewhere in the prospectus has been revised as requested.

Management Fees, page 11

24.	Please revise your summary to include the tabular disclosure beginning on page 96. Please include in this disclosure a cross-reference to the examples you provide beginning on page 91 under the subheading “Management Agreement.”

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 11 and 15 under the caption “Prospectus Summary—Management Fees and Incentive Distributions.”

Distributions, page 14

25.	We note your risk factor disclosure on page 19 stating that “[i]n the event that [you] encounter delays in locating suitable business opportunities, [you] may pay all or a substantial portion of [y]our distributions from borrowings, the proceeds of this offering and other sources, without limitation.” Please expand your Distributions summary to include similar disclosure.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 16 under the caption “Prospectus Summary—Distributions.”

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

Corporate Information, page 16

26.	In the last paragraph on page 16 you state that you maintain a website at www.greenbackerrenewableenergy.com, but it does not appear that this website is active. Please advise us of the current status of your website and revise your disclosure accordingly.

In response to the Staff’s comment, the Company supplementally advises the Staff that it is in the process of setting up its website and the Company expects that such website will be active prior to the effectiveness of the Registration Statement. To the extent that the Company’s expectations change, the disclosure will be revised as requested.

Risk Factors, page 17

27.	In general, risk factors that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor disclosure. Please either eliminate the following generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. See Item 503(c) of Regulation S-K.

•	“Terrorist attacks, acts of war or natural disasters...”, page 20

•	“Unfavorable economic conditions or other factors...”, page 20, and

•	“Future litigation or administrative proceedings.”, page 29.

In response to the Staff’s comment, the Company has revised the disclosure to remove the risk factors under the captions “Terrorist attacks, acts of war or natural disasters...” and “Unfavorable economic conditions or other factors...” In addition, the Company respectfully submits that the risk factor “Future litigation or administrative proceedings.” represents an industry-specific risk factor given the unique and specific risk that companies operating in the renewable industry sector and related industries face from legal proceedings, administrative proceedings, claims and other litigation relating to the construction or operation of the Company’s renewable energy projects. The Company therefore does not believe that this represents a generic risk factor and believes it is appropriate to remain in the prospectus.

This offering is initially a “blind pool” offering ..., page 17

28.	We note your disclosure in the second sentence of this risk factor that investors will be relying entirely on the ability of GCM and your board to select well-performing investments. In the penultimate sentence of this risk factor you disclose that you expect the board of directors will delegate broad investment discretion to GCM to implement your investment strategy. Please clarify whether your board will approve in advance the investment decisions of GCM. If not, please revise to provide separate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 under the caption “Risk Factors—Risks Related to Our Business and Structure” to clarify that the Company’s board of directors will approve investment policies regarding GCM and its implementation of the Company’s investment strategy. The Company expects that such policies will be approved by the time the Registration Statement is declared effective.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

Risks Related to Our Manager and Its Affiliates, page [22]

29.	Please add a risk factor under this subheading addressing the potential conflicts of interest caused by your manager, GCM, being primarily responsible for determining the net asset value of your portfolio as described under the subheading “Valuation of Investments” on page 57. Please add similar disclosure under the heading “Conflicts of Interest” on page 85.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 24 and 93 under the captions “Risk Factors—Risks Related to Our Advisor and Its Affiliates” and “Management—Conflicts of Interest,” respectively.

Our Manager and its affiliates, including our officers ..., page 22

30.	We note your disclosure in this risk factor that the structure of your base management fees and incentive fees may encourage GCM to use leverage in connection with investments. In an appropriate place in your prospectus, please disclose whether your charter or any other document will place limits on your leverage and, regardless of whether there are such limits, whether your board will establish target limits of leverage.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 24, 34 and 87 under the captions “Risk Factors—Risks Related to Our Advisor and Its Affiliates,” “Risk Factors—Risks Related to Debt Financing” and “Business—Financing Strategy,” respectively.

The time and resources that individuals associated with our Manager devote ..., page 23

31.	Please disclose the percentage of time that GCM’s officers, directors and other employees will spend managing you. Please also add this under the heading “Management Services” on page 88.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 24 and 98 under the captions “Risk Factors—Risks Related to Our Advisor and Its Affiliates” and “Advisory Agreement—Advisory Services,” respectively.

Risks Related to Our Investments and the Renewable Energy Industry, page 23

We may not control the projects in which we invest, page 30

32.	Please revise to provide a separate risk factor disclosing that you may not be able to dispose of your investments as readily as you would like or at an appropriate valuation due to the lack of liquidity of your investments.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 32 under the caption “Risk Factors—Risks Related to Our Investments and the Renewable Energy Industry.”

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

Questions and Answers About This Offering, page 40

Q: How long will this offering last?, page 40

33.	Please expand your disclosure under this subheading on page 40 to address your option to extend the offering by 18 additional months.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 43 under the caption “Questions and Answers About This Offering.”

Estimated Use of Proceeds, page 43

34.	Net proceeds/amount available for investments under the minimum offering scenario does not appear to be mathematically correct based on gross offering proceeds less selling commissions, dealer manager fees and organization and offering expenses. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 46 under the caption “Estimated Use of Proceeds.”

Plan of Distribution, page 44

35.	Please expand this section to describe your option to extend the offer by 18 months beyond the initial 2 year period as described on page 7 of your filing. Please also describe the process by which such extension will be approved, and address the implications of Rule 415(a)(5) which generally limits offers such as yours to a period of 3 years from the initial effective date of a registration statement. See Rules 415(a)(5) and 415(a)(6) of Regulation C under the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 47 under the caption “Plan of Distribution—The Offering.” The Company supplementally advises the Staff that, as described on page 47 under the caption “Plan of Distribution—The Offering,” the Company’s board of directors will determine whether to extend the offering beyond the initial two year period. If the board of directors determines to extend the offering, the Company will provide that information in a prospectus supplement. If the board of directors determines to extend the offering and, in accordance with Rule 415(a)(6), the Company files another registration statement in order to sell additional shares, the Company could continue to sell shares in the offering until the earlier of 180 days after the third anniversary of the effective date of the offering or the effective date of the subsequent registration statement, as set forth in Rule 415(a)(5)(ii).

36.	Please expand the last paragraph on page 45 to clarify, as you have elsewhere in your filing, that subscriptions will be rejected within 10 business days of receipt.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 49 under the caption “Plan of Distribution—The Offering.”

Compensation of the Dealer Manager and Selected Broker-Dealers, page 46

37.	Please revise your disclosure to briefly explain the purpose of the dealer manager fee and describe the services provided by the dealer manager.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure on page 50 under the section captioned “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers” to explain the purpose of the dealer manager as follows: SC Distributors, LLC will serve as the Company’s dealer manager in the Company’s offering. The dealer manager is not obligated to purchase any shares of stock, but has only agreed to use “best efforts” to sell the shares of stock to investors. The dealer manager does not intend to be a market maker and so will not execute trades for selling stockholders.

The Company respectfully notes that the Company’s disclosure under the section captioned “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers” includes an explanation of the purpose the dealer manager fee by noting that the 2.75% dealer manager fee will be paid to SC Distributors, LLC as compensation for acting as the Company’s dealer manager and for reimbursement of expenses incurred in connection with marketing the Company’s shares and due diligence expenses.

Other Discounts, page 47

38.	Please revise the first paragraph under this subheading on page 47 to state whether the proceeds received from the sale of shares in the friends and family program will be considered in reaching the minimum offering requirement.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 52 under the caption “Plan of Distribution—Other Discounts” to clarify that proceeds received from sales of shares in the “friends and family” program to persons who are not affiliated with the Company or GCM will be included in the calculation of the minimum offering requirement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Overview, page 53

39.	We note your disclosure in the penultimate paragraph on page 54 that your organizational structure and tax profile are expected to allow you to effectively utilize tax incentives generated from projects in which you will hold controlling equity stakes to reduce the taxable income generated by your other investments. We also note your disclosure under the heading “Government incentives” on page 55 that you expect to take advantage of, and maximize the benefits of, governmental incentives from the development and sale of renewable energy. In an appropriate place in your prospectus, please revise to describe in more detail those aspects of your organizational structure and tax profile that are expected to contribute to your effective use of governmental tax incentives.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 60.

Critical Accounting Policies and Use of Estimates, page 56

Basis of Presentation, page 56

40.	We note your disclosure in the first sentence under the Exit subheading on page 79 that your investments are generally not liquid and you expect you will hold your investments for

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

the long term, but your manager may also seek to dispose of an investment if your board of directors determines a sale is in your best interest. Please tell us how this disclosure is consistent with the notion of an investment company in ASC 946. In this regard, we note that in ASC 946-10-20 an investment company is defined, in pertinent part, as a separate legal entity whose business purpose and activities comprise investing with investment plans that include exit strategies. Your current disclosure is unclear in terms of whether you will enter into your investments with an exit strategy or the intent to exit after a certain period of time.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 87 to clarify that the Company will enter into investments with specific strategies for exit, which may include acquisition by other industry participants. Therefore, the Company believes that its disclosure is consistent with a company that prepares its financial statements in accordance with ASC Topic 946.

Valuation of Investments, page 57

41.	We note your disclosure under this heading and under the headings “Value Determination in Connection with This Continuous Offering” on page 59 and “Valuation Process” on page 78. To facilitate an investor’s understanding of your valuation policies, please revise to provide a comprehensive discussion of these policies, including the information set forth below, in one location in your prospectus or explain to us why it is not appropriate to do so.

•

Please expand your disclosure regarding how you calculate your net asset value and your net asset value per share, including describing how you will value each asset class you reasonably expect to hold. Please also tell us whether you expect to make any adjustments to your net asset value reported in your financial statements when calculating your offering price, such as for organizational and offering expenses related to your offering.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 64 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies And Use of Estimates—Calculation of Net Asset Value.” In addition, the Company supplementally advises the Staff that organizational and offering expenses (“O&O”) are recorded as a reduction in capital when the purchase of the Company’s shares is recorded in the Company’s books and records. Thus, O&O is a reduction in net asset value (“NAV”). The Company believes that this reduction in capital does not represent an adjustment to its net asset value, as the accounting policy is to record O&O as a reduction of net proceeds from the sale of shares.

•	Disclose how you will estimate your liabilities for the purpose of calculating net asset value.

The Company supplementally advises the Staff that the Company’s liabilities will be carried at cost for purposes of calculating NAV. In addition, the Company supplementally advises the Staff that it does not plan to adopt an accounting policy to fair value financial liabilities.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

•	Disclose how frequently your audit committee and/or board of directors will review the appropriateness of your valuation methodologies.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 64 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies And Use of Estimates—Valuation of Investments.” The Company supplementally advises the Staff that the Company’s advisor, GCM, will present to the audit committee of the Company’s board of directors on a quarterly basis, at which time the board will have the ability to review the appropriateness of the valuation methodologies. If during the period between quarterly board meetings, GCM determines that significant changes have occurred since the prior Board meeting at which it presented its recommendations on the valuation methodology, then GCM will prepare and present recommendations to the audit committee of the Board of its proposed changes to the current valuation methodology. In addition, the disclosure has been further revised on page 63 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies And Use of Estimates—Valuation of Investments” to clarify that any such changes to the valuation methodology require the approval of a majority of the Board’s independent directors prior to their implementation.

•	Disclose whether changes in your valuation methodologies require the approval of a majority of your independent directors.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 63 and 85 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies And Use of Estimates—Valuation of Investments” and “Business—Our Investment Process—Monitoring,” and further the Company supplementally advises the Staff that any changes to the Company’s valuation methodology will require the approval of a majority of the Board’s independent directors.

•	Disclose the factors that your board will consider in determining whether to engage an independent valuation firm.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 to clarify that the board will retain an independent valuation firm.

•	Provide investors with appropriate cautionary language on the limitations on the calculation of your net asset value.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 66.

Liquidity and Capital Resources, page 61

42.	We note your disclosure in the penultimate sentence on page 61 that other sources of capital may include tax equity financings as well as your disclosure in the second paragraph on page 80 that you “may use tax equity structures to monetize tax attributes that exceed a renewable energy project owner’s federal income tax liability” and we have the following comments.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

•	Please revise to describe the term “tax equity financing.”

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 69 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

•

Please disclose the risks to the company and investors generally associated with such financing structures. In this regard, please tell us how an investment in a project with tax equity financing is consistent with your investment strategy of investing in income-generating renewable energy and energy efficiency projects, as we generally understand these structures to substantially limit the company’s access to such income prior to any flip date, which could be ten or more years after the commencement of operations at a project. Please also clarify for investors, if true, that while you may invest in income-generating renewable energy and energy efficiency projects that have tax equity financing, the existence of such financing may substantially limit the company’s ability to receive regular distributions related to that investment prior to any flip date.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 69 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

•

Please also tell us whether and, if so, how such financing arrangements would impact the marketability of these projects in the future in the event you elect, as a part of your liquidation strategy, to sell assets in your portfolio on an individual basis.

In response to the Staff’s comment, the Company respectfully submits to the Staff that it does not believe that tax equity financing would have a material impact on the marketability of its interests in renewable energy projects. Provided that the tax equity financing structure remains in place, the Company would have the ability to sell its position at any time.

Business, page 64

43.	Please expand this section to discuss the extent to which you expect your business to be seasonal. See Item 101(c)(1)(v) of Regulation S-K. In this regard, we note your disclosure in the last risk factor on page 30 that the results of the solar projects in which you invest may be impacted by of seasonal variations in demand and/or revenue recognition linked to construction cycles and weather conditions.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 70 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

44.	We note your disclosure in the first bullet on page 39 regarding potential environmental liabilities and the cost of compliance with applicable environmental laws and regulations. Please expand this section to provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure required by Item 101(c)(1)(xii) is inapplicable to the Company, as the projects in which the Company intends to invest will be “shovel ready,” meaning generally that all major permits and approvals from local and state regulatory agencies, are in place and construction can begin immediately.

Market Opportunity, page 67

45.	Please provide independent supplemental materials, with clear markings, cross-references and page references, supporting the statements that you make throughout this discussion regarding the industry. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is currently in the process of compiling the materials supporting the revised industry data and will supplementally provide the Staff with the supporting materials.

Management, page 82

Conflicts of Interest, page 85

46.	Please revise to disclose any policies you have regarding corporate opportunities presented to David Sher or Charles Wheeler that would be suitable for both the company and GCM or any of its affiliates.

In response to the Staff’s comment, the Company has added the disclosure as requested on page 93 under the caption “Management—Conflicts of Interest.”

Management Agreement, page 88

47.	Please revise this section to summarize any termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 98 under the caption “Advisory Agreement—Advisory Services.”

Compensation of the Dealer Manager and the Manager, page 96

48.	We note your disclosure in footnote (3) on page 99 that you may reimburse GCM for costs incurred by GCM, its members and its affiliates on your behalf for, among other costs, salaries of its employees, employees of its affiliates and others. Please specifically state whether you will reimburse GCM for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. See Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 106 under the caption “Compensation of the Advisor.” The Company supplementally advises the Staff that it will not reimburse GCM for the salaries and benefits to be paid to its named executive officers.

Certain Relationships and Related Party Transactions, page 101

49.	We note your disclosure in the penultimate paragraph on page 47 that shares in the friends and family program may be sold to your directors and officers as well as the directors and officers of GCM. Please revise to provide the disclosure required by Item 404 or explain to us why this is not required.

In response to the Staff’s comment, the Company respectfully submits that the disclosure required by Item 404 is currently not required because the Company is not aware of any sales of its shares, or definitive plans to sell its shares, to the Company’s directors and officers or to GCM’s officers, except for the initial contribution to the Company by James Weiner, a Managing Director of GCM, which will be redeemed upon the admission of additional members to the Company. The Company will include the disclosure required by Item 404 in the future, to the extent applicable. In addition, the Company has revised the disclosure on page 52 under the caption “Plan of Distribution—Other Discounts” to clarify that there are currently no commitments from the Company’s directors and officers or GCM’s officers to purchase shares in the friends and family program.

Share Repurchase Program, page 121

50.	Please file your share repurchase program documentation as an exhibit to your registration statement. Please also provide your analysis as to the applicability of Rule 13e-4 under the Securities Exchange Act of 1934, Regulation 14E and Rule 102 of Regulation M to this program.

In response to the Staff’s comment, the Company supplementally advises the Staff that it expects to submit a no-action request with respect to Rule 13e-4, Regulation 14E and Regulation M under the Securities Exchange Act of 1934, as amended, in connection with the proposed share repurchase program for the Company, consistent with the requests for relief granted by the Staff in prior no-action letters in Request for Class Exemption from Rule 102(a) of Regulation M (October 22, 2007), FS Investment Corporation SEC No-Action Letter (April 20, 2009), Clarion Partners Property Trust Inc. SEC No-Action Letter (May 17, 2011), and American Realty Capital Daily Net Asset Value Trust, Inc. SEC No-Action Letter (July 21, 2011). As disclosed throughout the prospectus, the Company’s share repurchase does not become effective until 12 months after the Company has met the minimum offering requirement and therefore, the Company does not anticipate submitting any request for no action relief until the Company has met the minimum offering requirement.

51.	Disclosure in the second paragraph of this section indicates that you will repurchase shares at a price equal to the most recently disclosed net asset value. However, in the final paragraph on this page, you indicate that you will repurchase shares at a fixed discount to the price paid by security holders to acquire shares from you. Please reconcile these statements, or advise us as to their meaning.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 140 under the caption “Share Repurchase Program.”

Index to Financial Statements, page F-1

52.	In the next amendment to the filing, please provide an audited balance sheet as of a date within 135 days of the date of filing the registration statement. Refer to Rule 3-01 of Regulation S-X.

In response to the Staff’s comment, the Company supplementally advises the Staff that it will provide the requested audited balance sheet in the Company’s next pre-effective amendment filing.

Item 15. Recent Sales of Unregistered Securities, page II-2

53.	Please provide the information required by Item 701 of Regulation S-K with respect to the common stock issued to James Weiner on December 28, 2011. In this regard, we note that you have not provided disclosure regarding the consideration paid and the exemption from registration that you relied upon.

In response to the Staff’s comment, the Company has added the requested disclosure on page II-1 under the caption “Item 15. Recent Sales of Unregistered Securities” with respect to the issuance of shares by the Company to the advisor, GCM, and Mr. Weiner.

Item 17. Undertakings, page II-3

54.	Please provide the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. Please also provide the entire undertaking set forth in Item 512(h) of Regulation S-K.

In response to the Staff’s comment, the Company has added the requested disclosure on page II-3 under the caption “Item 17. Undertakings.”

Exhibits

55.	Please promptly file all of your required exhibits in order to allow the staff sufficient time to review them before you request acceleration of effectiveness. See Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company will file all of the required exhibits with future amendments.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8527.

Mara L. Ransom

Catherine Brown

Chris Chase

United States Securities and Exchange Commission

Sincerely,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Robyn Manuel
David Sher, Greenbacker Renewable Energy Company LLC
Andrew S. Epstein, Clifford Chance US LLP